NOT FOR DISSEMINATION OUTSIDE OF CANADA AND THE UNITED STATES

Caracal Energy and TransGlobe Energy Announce Proposed Business Combination to Create One of the Largest Independent Africa Focused Oil Producers

—Caracal and TransGlobe joint investor conference call at 7:00 a.m. Calgary Time,
March 17, 2014—

CALGARY, Alberta, March 15, 2014 – Caracal Energy Inc. (LSE:CRCL) (“Caracal”) and TransGlobe Energy Corporation (TSX:TGL)(NASDAQ:TGA) (“TransGlobe”) announced today that they have entered into an agreement (the "Arrangement Agreement") to merge the two companies by way of an exchange of shares pursuant to a plan of arrangement under the Business Corporations Act (Alberta) (the "Arrangement").

Rationale for the Proposed Business Combination

The Arrangement would create one of the largest independent Africa focused oil producers, poised for strong growth in oil production and reserves from development and high impact exploration in Chad and Egypt. Based on March 14, 2014 closing prices, the merged company would have a combined market capitalization of approximately US$1.8 billion and:

•
Material Onshore Oil Production – Pro forma current oil production of 25,100 bbl/d (company working interest) and 2P reserve base of 135 MMbbl (company working interest) from majority operated assets in Chad and Egypt and additional non-operated interests in Yemen

•	Near Term Production Growth – Average 2014E production target of 31,000-34,000 bbl/d (company working interest); ongoing appraisal and development program

•
Catalyst Rich Exploration Program – Campaign of 30-42 high impact exploration wells in Chad by 2016, targeting 70+ per cent of a total 833 MMbbl of gross risked mean prospective resources and low risk step out exploration in the Egyptian Eastern Desert

•
Strong Regional Position – Enhanced scale provides a platform for future organic and acquisition growth in Africa, building on core operated positions in Chad and Egypt, with ready access to key infrastructure and export markets

•	Improved Financial Position – Combined business plan remains fully funded, with a pro forma cash position of US$302 million and no net debt as at December 31, 2013, and a growing cash flow profile
“This transaction will clearly benefit both companies and their shareholders, as the enhanced scale will expedite production growth and increase cash flow,” said Gary Guidry, Caracal’s President & Chief Executive Officer. “At its core, this transaction is about greater value creation for all shareholders of the merged company. Through the combination of complementary asset bases, we will create a solid regional platform for compounding reserves and production growth.”

Added Ross Clarkson, TransGlobe’s President & Chief Executive Officer, “Consistent with our onshore, operated, oil strategy, the combination will provide shareholders with significant organic production and reserves growth, while providing increased country diversification. Specifically, we’re pursuing additional upside of over four billion barrels of gross mean unrisked prospective resource, aggressively targeted with a fully funded drilling program. And as one of the largest independent oil producers in Africa, we will be well positioned for future value-enhancing growth.”

The merged company will benefit from an experienced Board of Directors, with Robert Hodgins as independent non-executive Chairman. Other independent board members include Carol Bell, John Bentley, Peter Dey, Ronald Royal, and Brooke Wade. It is proposed that two directors from TransGlobe, Ross Clarkson and Lloyd Herrick, will join the Caracal Board.

After completion of the transaction the combined assets and employees will operate under the Caracal name and will be led by Caracal’s CEO Gary Guidry and a combination of Caracal’s and TransGlobe’s current executive teams.

In connection with the Arrangement, Caracal is required to seek a listing for the merged company on the Toronto Stock Exchange (“TSX”).

Terms of the proposed transaction

Exchange Ratio

Pursuant to the Arrangement, each TransGlobe shareholder will receive 1.23 new common shares of Caracal (“New Caracal Shares”) in exchange for each TransGlobe common share (“TransGlobe Share”) held. After completion of the Arrangement the merged company will have approximately 238,503,645 shares issued and outstanding prior to adjusting for conversion of Caracal’s outstanding convertible debentures. After taking into consideration the conversion of the convertible debentures it is expected that current Caracal shareholders would hold approximately 65.6 per cent and former TransGlobe shareholders would hold approximately 34.4 per cent of the issued shares of the merged company 2

Treatment of TransGlobe Debentures

Upon completion of the transaction, TransGlobe’s 6.0% convertible unsecured subordinated debentures with an aggregate principal amount of CAD$97,750,000 (the "TransGlobe Debentures")

will continue to be obligations of TransGlobe, as a wholly-owned subsidiary of Caracal. The conversion price of the TransGlobe Debentures will be adjusted pursuant to the terms of the trust indenture governing the TransGlobe Debentures based on the exchange ratio under the Arrangement. After completion of the Arrangement, conversion rights will be into Caracal shares.

Following closing of the transaction, in accordance with its terms, Caracal intends to make an offer for the TransGlobe Debentures at Par plus accrued and unpaid interest (the amount of interest will depend on the time of any repurchase). The repurchase offer will be made within 30 days of closing of the proposed transaction. Should a holder of the TransGlobe Debentures elect not to accept the repurchase offer, the debentures will mature as originally set out in their respective indentures. Holders who convert their TransGlobe Debentures following completion of the Arrangement will receive common shares of Caracal.

Dividends

In light of the significant capital programs for development and exploration for the combined company, neither Caracal nor TransGlobe will pay dividends in the interim period prior to closing. However, the Board of the combined company will consider dividends in the future as a part of normal course business.

Further details of the transaction

Caracal’s CEO Mr. Guidry has recused himself from the process of considering the Arrangement because he served as a director of TransGlobe from October 2009 until March 11, 2014, when he resigned. Mr. Guidry owns the following TransGlobe securities: 40,000 TransGlobe shares, CAD$100,000 in TransGlobe convertible debentures and options to acquire 160,500 TransGlobe shares. Mr. Guidry’s TransGlobe share ownership amounts to approximately 0.05 per cent of the 74.7 million TransGlobe shares outstanding. Mr. Guidry’s ownership of Caracal shares, including beneficial ownership, amounts to 1,674,173 shares or approximately 1.14 per cent of the 146.7 million current basic Caracal shares outstanding.

The Boards of Directors of Caracal (other than Mr. Guidry, who has recused himself for the reason mentioned above) and TransGlobe have each unanimously approved the Arrangement Agreement and have concluded that the Arrangement is in the best interests of Caracal and TransGlobe, respectively. The Board of Directors of Caracal has received fairness opinions from RBC Capital Markets and Canaccord Genuity Corp. with respect to the Arrangement. The Board of Directors of TransGlobe has received a fairness opinion from Scotiabank with respect to the Arrangement.

The Boards of Directors of each of Caracal (other than Mr. Guidry, who has recused himself for the reason mentioned above) and TransGlobe intend to unanimously recommend to their respective shareholders that they vote their shares in favor of the Arrangement in the information circulars to be prepared and mailed by Caracal and TransGlobe in connection with the Arrangement.

In addition, each of the Directors and Executive Officers of Caracal and TransGlobe have agreed to vote their shares in favor of the Arrangement. In aggregate this represents 3,338,903 Caracal shares, or approximately 2.28 per cent of the 146.7 million current basic Caracal shares outstanding, and 3,092,054 TransGlobe shares or approximately 4.14 per cent of the 74.7 million current basic TransGlobe shares outstanding.

The proposed transaction will be implemented by way of a court-approved plan of arrangement and will require the approval of at least 66 2/3 per cent of holders of TransGlobe shares represented in person or by proxy at a special meeting of TransGlobe shareholders (the "TransGlobe Meeting") to be called to consider the Arrangement. If required, the approval will consist of a "majority of the minority" of the holders of TransGlobe shares, being a majority of the votes cast by shareholders excluding shareholders whose votes may not be included pursuant to Canadian Multilateral Instrument 61- 101 Protection of Minority Securityholders in Special Transactions. The exclusion, if required, would apply only to Mr. Guidry, by virtue of his role as a director of TransGlobe from October 2009 until March 11, 2014.

It is expected that the Arrangement will be exempt from the registration requirements of the U.S. Securities Act of 1933, as amended, pursuant to the court approval exemption afforded by section 3(a)(10) under that Act. The proposed transaction is also subject to obtaining the approval of a majority of the votes cast by the holders of Caracal shares at a special meeting of Caracal shareholders (the "Caracal Meeting") to be called to consider the Arrangement and the issuance of New Caracal Shares in connection with the proposed transaction.

The Arrangement Agreement provides that each party is subject to non-solicitation provisions and provides that the board of directors of each party may, under certain circumstances, terminate the agreement in favour of an unsolicited superior proposal, subject to payment of a termination fee of US$9.25 million to the other party and subject to a right in favour of Caracal to match the superior proposal. In addition, each party has agreed to pay a termination fee of US$9.25 million to the other party in certain circumstances.

Trading, Listings And Regulatory Approvals

Subsequent to the completion of the Arrangement, the TransGlobe shares will cease trading and be delisted from the TSX and the NASDAQ. Under the Arrangement, Caracal is required to apply to the TSX to list Caracal shares, including the New Caracal Shares, on the TSX. It is a condition to the completion of the Arrangement that such a listing shall have been approved, subject only to routine filings.

The Arrangement is classified as a reverse takeover for Caracal under the Listing Rules of the United Kingdom Listing Authority (“UKLA”). Consequently, Caracal will be required to re-apply for and, on completion of the Arrangement, satisfy the relevant requirements for listing on the premium segment of the Official List of the UKLA.

Advisors

For Caracal, RBC Capital Markets is acting as financial advisor. Each of RBC Capital Markets and Canaccord Genuity Corp. provided a fairness opinion to Caracal’s Board. FirstEnergy Capital Corp. is acting as a strategic advisor. Stikeman Elliott LLP is the legal advisor.

For TransGlobe, Scotiabank is acting as financial advisor and has provided a fairness opinion to TransGlobe’s Board. Blake Cassels & Graydon LLP is the legal advisor.

Information Circulars

Further information regarding the proposed transaction will be contained in information circulars that Caracal and TransGlobe will prepare, file and mail in due course to their respective shareholders in connection with the Caracal Meeting and TransGlobe Meeting. Prior to the closing of the transaction, Caracal will also publish a prospectus in connection with the issue of the New Caracal Shares and the required re-application for listing of such shares on the Official List and to trading on the London Stock Exchange’s (“LSE”) main market for premium listed securities (“Prospectus”).

It is expected that the TransGlobe Meeting and the Caracal Meeting will take place in June 2014, with closing expected to occur as soon as possible thereafter subject to regulatory approval. All Caracal and TransGlobe shareholders are urged to read the relevant information circular once it becomes available, as it will contain additional important information concerning the proposed transaction and the Arrangement.

A copy of the Arrangement Agreement will be filed on Caracal’s and TransGlobe's SEDAR profiles and will be available for viewing at www.sedar.com.

Investor conference call and presentation details

TransGlobe and Caracal will host a joint conference call and webcast to discuss the Arrangement on March 17, 2014:

Time:    7:00 a.m. Calgary Time (Mountain Time) (9:00 a.m. Eastern Time)
Dial-in: 416-340-8530 or toll free at 1- 800-766-6630
http://www.gowebcasting.com/5234
Shortly after the conclusion of the call, a replay will be available by dialing (905) 694-9451 or toll-free at 1-800-408-3053. The pass code is 5119337#. The replay will expire at 23:59 p.m. (Eastern Time) on March 23, 2014. Thereafter, a copy of the call can be accessed through a link on TransGlobe's Web site at www.trans-globe.com and at Caracal’s website at www.caracalenergy.com.

A joint presentation has been prepared to accompany the conference call. The presentation is also available for review on the Caracal and TransGlobe websites.

Exchange Rates

For reference purposes only, the following exchange rates were prevailing on March 13, 2014 as per the Bank of England Daily Spot Exchange Rates against GBP (being the latest practicable date prior to publication of this announcement):
£1.00 = CAD $1.8445
£1.00 = US$1.6677
US$1.00 = CAD$1.1060
All amounts in this announcement expressed in the above currencies have, unless otherwise stated, been calculated using the above exchange rates.

About Caracal

Caracal Energy Inc. is an international exploration and development company focused on oil and gas exploration, development and production activities in the Republic of Chad, Africa. In 2011, Caracal entered into three production sharing contracts ("PSCs") with the government of the

Republic of Chad. These PSCs provide exclusive rights to explore and develop reserves and resources over a combined area of 26,103 km2 in southern Chad. The PSCs cover two world-class oil basins with oil discoveries, and numerous exploration prospects. The Caracal common shares trade on the LSE under the symbol CRCL.

About TransGlobe

TransGlobe is a Calgary-based, growth-oriented oil and gas exploration and development company focused on the Middle East and North Africa region with production operations in the Arab Republic of Egypt and the Republic of Yemen. TransGlobe’s common shares trade on the TSX under the symbol TGL and on the NASDAQ Exchange under the symbol TGA. TransGlobe’s Convertible Debentures trade on the TSX under the symbol TGL.DB. In TransGlobe’s audited financial statements for the financial year ended December 31, 2013, TransGlobe reported gross assets of US$675.8 million and profits before tax of US$143.9 million.

For further information about Caracal:

Caracal Energy Inc. Gary Guidry, President and Chief Executive Officer Trevor Peters, Chief Financial Officer	1 403-724-7200
For North American Media Inquiries Longview Communications Alan Bayless Joel Shaffer	+1 604-694-6035 +1 416-649-8006

For further information about TransGlobe:

Steve Langmaid
Investor Relations
(403) 444-4787
investor.relations@trans-globe.com
www.trans-globe.com

Cautionary Statements

This announcement contains forward-looking statements and forward-looking information within the meaning of applicable securities laws and are based on the expectations, estimates and projections of management of the parties as of the date of this news release unless otherwise stated. The use of any of the words "expect", "anticipate", "continue", "estimate", "objective", "ongoing", "may", "will", "project", "should", "believe", "plans", "intends" and similar expressions are intended to identify forward-looking statements or information. More particularly and without limitation, this announcement contains forward-looking statements and information concerning: the anticipated benefits of the Arrangement to TransGlobe and its securityholders and to Caracal and its securityholders, including anticipated synergies; the timing and anticipated receipt of required regulatory, court and securityholder approvals for the transaction; the ability of TransGlobe and Caracal to satisfy the other conditions to, and to complete, the Arrangement; the anticipated timing of the mailing of the information circulars regarding the Arrangement, the holding of the TransGlobe Meeting and the Caracal Meeting and the closing of the Arrangement and the listing of Caracal's shares on the TSX or the Official List.

In respect of the forward-looking statements and information concerning the anticipated benefits and completion of the proposed Arrangement, the anticipated timing for completion of the Arrangement and the listing of Caracal's shares on the TSX or the Official List, Caracal and TransGlobe have provided such in reliance on certain assumptions that they believe are reasonable at this time, including assumptions as to the time required to prepare and mail securityholder meeting materials, including the required information circulars and Prospectus; the ability of the parties to receive, in a timely manner, the necessary regulatory, court, securityholder, stock exchange and other third party approvals, including but not limited to the receipt of applicable regulatory approvals; the ability of the parties to satisfy, in a timely manner, the other conditions to the closing of the Arrangement; and expectations and assumptions concerning, among other things: customer demand for the merged company's services; commodity prices and interest and foreign exchange rates; planned synergies, capital efficiencies and cost-savings; applicable tax laws; future production rates; the sufficiency of budgeted capital expenditures in carrying out planned activities; and the availability and cost of labour and services. The anticipated dates provided may change for a number of reasons, including unforeseen delays in preparing meeting materials, inability to secure necessary securityholder, regulatory, court or other third party approvals in the time assumed or the need for additional time to satisfy the other conditions to the completion of the Arrangement. Information relating to reserves and resources is deemed to be forward-looking information, as it involves the implied assessment, based on certain estimates and assumptions, that the reserves and resources described exist in the quantities predicted or estimated, and can be profitably produced in the future.

Accordingly, readers should not place undue reliance on forward-looking information which by its nature is based on current expectations regarding future events that involve a number of assumptions, inherent risks and uncertainties, which could cause actual results to differ materially from those anticipated. Forward-looking information is not based on historical facts but rather on current expectations and assumptions regarding, among other things, the timing and scope of certain of Caracal and TransGlobe’s operations and the timing and level of production from their properties, plans for and results of drilling activity and testing programmes, future capital and other expenditures (including the amount, nature and sources of funding thereof), continued political stability, and timely receipt of any necessary government or regulatory approvals. Although the expectations and assumptions reflected in such forward-looking information are believed to be reasonable, they may prove to be incorrect. Forward-looking information involves significant known and unknown risks and uncertainties. A number of factors could cause actual results to differ materially from those anticipated by Caracal or TransGlobe including, but not limited to, the merged company’s ability to integrate efficiently new businesses following the successful completion of the transaction; the merged company’s ability to achieve the anticipated financial and other benefits resulting from the successful completion of the transaction, risks associated with the oil and gas industry (e.g. operational risks in exploration and production; inherent uncertainties in interpreting geological data; changes in plans with respect to exploration or capital expenditures; interruptions in operations together with any associated insurance proceedings; reductions in production capacity, the uncertainty of estimates and projections in relation to costs and expenses and health, safety and environmental risks), the risk of commodity price and foreign exchange rate fluctuations, the uncertainty associated with negotiating with foreign governments, risk associated with international activity, including the risk of political instability, the risk of adverse economic market conditions, the actual results of marketing activities and the risk of regulatory changes. Forward-looking information cannot be relied upon as a guide to future performance. Well-test results are not necessarily indicative of long-term performance or ultimate recovery.

Risks and uncertainties inherent in the nature of the Arrangement include the failure of TransGlobe or Caracal to obtain necessary security holder, regulatory, court and other third party approvals, or to otherwise satisfy the conditions to the Arrangement, in a timely manner, or at all. Failure to so obtain such approvals, or the failure of TransGlobe or Caracal to otherwise satisfy the conditions to the Arrangement, may result in the Arrangement not being completed on the proposed terms, or at all. In addition, the failure of one party to comply with the terms of the Arrangement Agreement may result in that party being required to pay a non-completion or other fee to the other party, the result of which could have a material adverse effect on the paying party’s financial position and results of operations and its ability to fund growth prospects and current operations.

Readers are cautioned that the foregoing list of factors is not exhaustive. Additional information on other factors that could affect the operations or financial results of the parties, and the combined company, are included in reports on file with applicable securities regulatory authorities, including but not limited to; TransGlobe's Annual Information Form for the year ended December 31, 2013 which may be accessed on TransGlobe's SEDAR profile, and Caracal’s Final Short Form Prospectus dated October 24, 2013 on Caracal’s SEDAR profile at www.sedar.com.

The forward-looking statements and information contained in this announcement are made as of the date hereof and the parties undertake no obligation to update, review or revise such forward-looking information contained in this announcement to reflect any change in its expectations or any change in events, conditions or circumstances on which such information is based unless required to do so by applicable law.

Reserves Disclosure

Terms related to reserves and resources classifications referred to in this announcement are based on definitions and guidelines in the Canadian Oil and Gas Evaluation Handbook (“COGE”) which are as follows.

“Proved reserves” are those reserves that can be estimated with a high degree of certainty to be recoverable. It is likely that the actual remaining quantities recovered will exceed the estimated proved reserves.

“Probable reserves” are those additional reserves that are less certain to be recovered than proved reserves. It is equally likely that the actual remaining quantities recovered will be greater or less than the sum of the estimated proved plus probable reserves.

The qualitative certainty levels referred to in the definitions above are applicable to individual reserves entities (which refers to the lowest level at which reserves calculations are performed) and to reported reserves (which refers to the highest-level sum of individual entity estimates for which reserves estimates are presented). Reported reserves should target the following levels of certainty under a specific set of economic conditions:

•    at least a 90 percent probability that the quantities actually recovered will equal or exceed the estimated proved reserves. This category of reserves can also be denoted as 1P;

•    at least a 50 percent probability that the quantities actually recovered will equal or exceed the sum of the estimated proved plus probable reserves. This category of reserves can also be denoted as 2P; and
•    at least a 10 percent probability that the quantities actually recovered will equal or exceed the sum of the estimated proved plus probable plus possible reserves. This category of reserves can also be denoted as 3P.

Additional clarification of certainty levels associated with reserves estimates and the effect of aggregation is provided in the COGE Handbook. The estimates of reserves and future net revenue for individual properties may not reflect the same confidence level as estimates of reserves and future net revenue for all properties, due to the effects of aggregation.

“Prospective resources” are those quantities of petroleum estimated, as of a given date, to be potentially recoverable from undiscovered accumulations by application of future development projects. Prospective resources have both an associated chance of discovery (geological chance of success) and a chance of development (economic, regulatory, market, facility, corporate commitment or political risks). The chance of commerciality is the product of these two risk components. The prospective resource estimates referred to herein have not been risked for either the chance of discovery or the chance of development.

There is no certainty that any portion of the prospective resources will be discovered. If a discovery is made, there is no certainty that it will be developed or, if it is developed, there is no certainty as to the timing of such development or that it will be commercially viable to produce any portion of the prospective resources.

Figures related to Caracal’s reserves and resources are derived from a report prepared by McDaniel & Associates Consultants Ltd. (“McDaniel”), an independent qualified reserves evaluator, evaluating the prospective resources of Caracal effective as of June 30, 2013 (the “McDaniel Resource Report”) and a report prepared by McDaniel evaluating the reserves of Caracal effective as of December 31, 2013 (the “McDaniel Reserve Report”). A description of the uncertainties and significant positive and negative factors associated with the estimates of resources in respect of the June 30, 2013 McDaniel Report is contained in Caracal’s July 25, 2013 material change report. Copies of these documents are available on the internet under Caracal’s profile at www.sedar.com.

Figures related to TransGlobe’s reserves and resources are derived from a report prepared by DeGolyer & MacNaughton Canada Limited (“DeGolyer”), an independent qualified reserves evaluator, evaluating the prospective reserves and resources of TransGlobe effective as of December 31, 2013 (the “DeGolyer Report”) with a report date of January 15, 2014. A description of the uncertainties and significant positive and negative factors associated with the estimates of resources in respect of the DeGolyer Report is contained in TransGlobe’s Annual Information Form dated March 13, 2014 for the year ended December 31, 2013. Copies of these documents are available on the internet under TransGlobe’s profile at www.sedar.com.